Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 troutman.com

January 21, 2022

VIA EDGAR AND OVERNIGHT MAI

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kristin Lochhead

Terence O’Brien

Ada D. Samerento

Jeffery Gabor

Re:	Lucy Scientific Discovery, Inc. Draft Registration Statement on Form S-1 Submitted September 28, 2021 File No. 0001865127

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Lucy Scientific Discovery, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated October 26, 2021 (the “Comment Letter”) in connection with the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on September 28, 2021. In response to the comments set forth in the Comment Letter the Company has revised the Draft Registration Statement and publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on September 28, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised the Registration Statement.

January 21, 2022 Page 2

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your disclosure here and elsewhere in the prospectus that your future plans for your business depend upon further approvals from Health Canada. Please revise here and throughout the prospectus to disclose that there is no guarantee that you will be able to receive such approvals. Please also revise to disclose here and in the Business section whether and how you would be able to generate revenue should you not receive any additional approvals from Health Canada.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at pages 1, 2, 70, 84, 85 and 88 to disclose that there is no guarantee that the Company will receive further approvals from Health Canada and that the Company will not be able to generate revenue from such substances if the Company does not receive such additional approvals from Health Canada.

2.	Please revise to disclose here and in the Business section, if true, that the APIs and other products that you plan to produce would only be authorized for sale in Canada for clinical testing purposes in an “institution,” for the purpose of determining the hazards and efficacy of the drug, and for laboratory research in an institution by qualified investigators since they are restricted drugs on the Schedule to Part J of the Canadian Food and Drug Regulations and that sales of the APIs in Canada for commercial purposes are currently prohibited.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at pages 1, 2, 70, 8, 85 and 88 to clearly disclose the authorized purchasers currently allowed according to Canadian regulations.

3.	Please revise to disclose here and in the Business section, if true, that you have yet to manufacture any psychedelics-based products, have not yet sold any products and have yet to generate any revenue.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at pages 1, 23, 70, and 84 to disclose that the Company has not yet manufactured any psychedelics-based products, sold any products, and has not generated any revenue.

4.	We note your disclosure on page 2 that you expect to submit a license amendment to Health Canada to permit you to sell your products to qualified clients once your production facilities are fully built out and functioning. Please revise to disclose here and in the Business section when you anticipate making that submission and to whom you would be allowed to sell.

The Company respectfully informs the Staff in October 2021, the Company filed an amendment with Health Canada to add the ability to sell, send, transport, and deliver the substances currently included on its license and add MDMA, LSD, and 2C-B to its license. The license was approved on December 17, 2021. The Company advises the Staff that it has revised the Registration Statement on pages 2 and 87 of the Registration Statement to disclose that the license was approved on December 17, 2021. Additionally, the Company advises the Staff that the Company is authorized for sale in Canada for clinical testing purposes in an “institution,” for the purpose of determining the hazards and efficacy of the drug, and for laboratory research in an institution by qualified investigators and that sales of APIs in Canada for commercial purposes are currently prohibited and has revised the Registration Statement on pages 1, 2, 70, 85 and 88 to clearly disclose the authorized purchasers currently allowed according to Canadian regulations.

Our Business Strategy, page 2

5.	Please revise here and in the Business section to briefly describe the steps that you have taken to date to commence your business and any obstacles involved before you can commence the planned operations. Please include any contingencies such as raising additional funds and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at pages 2, 3, 4, 89, 91 to address the Staff’s comment.

January 21, 2022 Page 3

Risk Factors

Our business could expose us to potential product liability and other liability risks, page 25

6.	Please revise to clarify why you may not be able to qualify for product liability insurance coverage.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at page 28 to disclose that it does not carry product liability insurance and may not qualify for such types of insurance as a result of the early stage of psychedelic industry development.

Market and Industry Data, page 54

7.	We note your statement regarding market data used in the prospectus cautioning investors "not to give undue weight" to estimates. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at page 62 to remove the language highlighted by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, Share Based Payments, page 71

8.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriter have not yet determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Business

Psychotropic Therapies Yield Promising Results, page 76

9.	Please balance the disclosure in this section by disclosing that only a limited number of psychedelics-based medicines have been approved by Health Canada and the FDA.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at pages 23 and 85 to disclose that only a limited number of psychedelics-based medicines have been approved by Health Canada and the FDA.

January 21, 2022 Page 4

Certain Relationships and Related Party Transactions, page 117

10.	Please file the convertible promissory note with Downwind Investments, LLC and the Stipancic Settlement Agreement as exhibits or tell us why you do not believe it is required.

The Company respectfully acknowledges the Staff’s comment and advises that it has filed the convertible promissory note with Downwind investments, LLC as Exhibit 10.19 and the Stipancic Settlement Agreement as Exhibits 10.11, 10.12 and 10.13.

Principal Shareholders, page 125

11.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Astatine Capital Ltd., DPL Capital Inc., Profis Investment Corporation, Roma Ventures, LLC, Roxy Capital, Inc. and Theseus Capital Ltd.

The Company respectfully acknowledges the Staff’s comment and advises that it has identified the natural persons or persons who have voting and investment control of the shares held by Astatine Capital Ltd., DPL Capital Inc., Profis Investment Corporation, Roma Ventures, LLC, Roxy Capital, Inc. and Theseus Capital Ltd. at page 138 of the Registration Statement.

Consolidated Financial Statements for the Year ended June 30, 2020

Note 5. Notes Payable, page F-12

12.	Please tell us how you considered ASC 470-50-40-2 in recording a gain from extinguishment of debt issued to a Company controlled by the former CEO and stockholder of the Company.

The Company respectfully acknowledges the Staff’s comment and acknowledges that a difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt for a related party shall be recognized as a direct charge to accumulated paid in capital rather than in income of the period of extinguishment as losses or gains and identified as a separate item. The note payable to the former CEO was extinguished for $nil proceeds with no obligation for the Company. Therefore, management has restated the financial statements for the year ended June 30, 2021, to reflect the reclassification of the gain from extinguishment of debt to accumulated paid in capital.

Note 6. Stockholder’s Equity

Stock Options, page F-15

13.	For each share-based payment arrangement, please revise to present all required disclosure under ASC 718-10-50. For example, we do not see the disclosures required by ASC 718-10-50-2(c)(2), including any disclosure about the vesting of the options that are outstanding at June 30, 2020.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement at pages F-17, F-18, F-19 and F-20 to present all required disclosures under ASC 718-10-50.

January 21, 2022 Page 5

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that neither it nor anyone authorized on its behalf has conducted meetings with potential investors where written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been used in reliance on Section 5(d) of the Securities Act. To the extent the Company, or anyone authorized to do so on its behalf, conducts meetings with potential investors at which written communications, as defined in Rule 405 under the Securities Act, will be used in reliance on Section 5(d) of the Securities Act, the Company undertakes to provide the Staff with copies of such written communications Act, whether or not such potential investors retain copies of such communications.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 212.808.2741.

Sincerely,

/s/ Andrew Hulsh
Andrew Hulsh

cc: Christopher McElvany, Lucy Scientific Discovery, Inc